MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and accompanying Notes, which have been prepared in accordance with generally accepted accounting principles in Canada. The Company also provides a reconciliation of these financial statements to accounting principles generally accepted in the United States, as described in Note 14 of the Consolidated Financial Statements. All monetary amounts are in United States dollars unless otherwise noted.

The effective date of this MD&A is March 29, 2005.

1. Overview

Northern Orion is a Canadian based publicly traded mining company engaged in the exploration for, and the development of, base and precious metals through its subsidiaries. The Company’s primary mineral properties and assets are as follows:

1.	a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina; and

2.	a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) in Catamarca Province, Argentina. Work on the Agua Rica project during 2004 involved ongoing engineering development and finance activities.

2. 2004 Highlights

2004 was the first full year in which the operations of the Company’s 12.5% interest in Alumbrera was integrated into the financial statements:

•	The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $58,243,000 ($0.53 per share) for the year, compared to $23,625,000 ($0.41 per share) for 2003. The Company acquired its 12.5% interest in Alumbrera on June 24, 2003.

•	Equity in earnings from Alumbrera was $32,659,000 ($0.30 per share) in 2004, compared to $10,562,000 ($0.19 per share) for 2003.

•	Average realized copper price was $1.36 per pound and average realized gold price was $415 per ounce in 2004. The Company’s share of 2004 Alumbrera sales was 46,408,000 pounds of copper and 75,507 ounces of gold.

•	Cash costs (net of gold by-products) were negative $0.04 per pound of copper in 2004, compared to negative $0.10 per pound in 2003.

•	The Company received cash distributions from Alumbrera of $42,144,000 during the year. Since the Company’s acquisition of its 12.5% interest in Alumbrera on June 24,

2003, it has received cash distributions of $49,635,000 from Alumbrera. In addition, the Company’s proportional share of cash held by Minera Alumbrera Ltd. is approximately $11 million at December 31, 2004. The Company expects regular cash distributions from Alumbrera in 2005.

•	Earnings before write-downs were $23,438,000 ($0.21 per share) for 2004, compared to $2,356,000 ($0.04 per share) for 2003. In 2004, the Company evaluated its non- Argentine assets and determined that a write-down of the Mantua project was appropriate. A write-down of $22,209,000 for the Mantua project was recorded in the fourth quarter, resulting in net earnings of $1,229,000 ($0.01 per share) for the year ended December 31, 2004.

•	In March 2004, the Company entered into a $24.5 million term loan facility with Bayerische Hypo-und Vereinsbank (“HVB”). The proceeds from the term loan were used to pay the balance of the $25 million promissory notes payable to BHP Billiton for the Alumbrera acquisition. The Company has repaid $15,960,000 of the HVB loan, leaving a balance of $8,540,000 as at March 29, 2005.

•	At December 31, 2004, the Company had a cash position (including temporary investments) of $45,689,000.

•	In February 2005, the Company raised gross proceeds of Cdn.$125,012,500 (approximately U.S.$101,600,000) from a short-form prospectus offering of units. The proceeds of this financing are intended to be for development of the Agua Rica project.

3. Results of Operations for the year ended December 31, 2004

The Company recorded net earnings of $1,229,000 or $0.01 per share for the year ended December 31, 2004 compared with net earnings of $2,356,000 in 2003. The following table sets forth selected consolidated financial information for the last three completed fiscal years (in thousands of U.S. dollars, except per share amounts):

	As at or for the year ended December 31
	2004	2003	2002
Equity earnings of Alumbrera	$32,659	$10,562	$-
Write-down of mineral property interests	22,209	-	-
Earnings (loss) before write-down	23,438	2,356	(1,269)
Net earnings (loss)	1,229	2,356	(1,269)
Per share – basic and fully diluted	0.01	0.04	(0.08)
Total assets	189,078	182,287	53,391
Long-term debt	3,040	33,583	-
Shareholders' equity	140,397	128,781	37,567

3.1 Alumbrera operations

On June 24, 2003, the Company completed the acquisition of a 12.5% indirect interest in the Alumbrera Mine in Argentina for $88,600,000, plus acquisition costs of $2,914,000. Since the acquisition, the Company’s share of operations at Alumbrera has been accounted for using the equity method.

Company's 12.5% proportional share of Alumbrera operations

	Fourth quarter		Year ended Dec 31,
	2004	2003	2004	2003
Key production statistics

Ore mined (tonnes)	1,061,000	803,000	4,023,000	1,617,000

Ore milled (tonnes)	1,155,000	1,138,000	4,419,000	2,237,000

Grades - Copper (%)	0.62	0.69	0.56	0.68
Gold (grams/tonne)	0.80	0.93	0.72	0.88

Recoveries - Copper (%)	91	91	90	90
Gold (%)	80	73	77	73

Production - Copper (pounds)	14,332,000	15,699,000	48,609,000	28,998,000
Gold (ounces)	23,418	25,297	79,146	44,955

Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	16,027	14,989	58,243	23,625
Equity in earnings	9,275	7,486	32,659	10,562

EBITDA, per share (1)	0.14	0.14	0.53	0.41
Equity in earnings, per share	0.08	0.07	0.30	0.19

Sales - Copper (pounds)	10,970,000	17,537,000	46,408,000	27,076,000
Gold (ounces)	17,301	27,200	75,507	41,116

Average realized price
Copper ($ per pound)	1.51	0.91	1.36	0.85
Gold ($ per ounce)	451	379	415	371

Copper cash costs per pound,	(0.08)	(0.05)	(0.04)	(0.10)
net of gold credits (1)
(1) These are non-GAAP measures as described below.

In 2004, Alumbrera benefited from rising copper and gold prices. Equity earnings of Alumbrera increased from $10,562,000 in 2003 to $32,659,000 in 2004 mainly as a result of the increased period of ownership of the asset and an increase in the average realized copper price of $1.36 per pound and the average realized gold price of $415 for 2004 compared with $0.85 per pound and $371 per ounce, respectively, for 2003.

As a result of its profitability, Alumbrera generated sufficient cash flows to enable it to repay all of its outstanding external project debt in May 2004 and also repay a significant amount of its shareholder loans. Strong copper and gold prices are expected to continue through 2005 and beyond. The Company expects that Alumbrera will have to pay Argentine taxes commencing in mid 2005.

Alumbrera production in 2004 was in line with the budgeted mine plan. In mid-2004, the flotation plant upgrade was successfully completed under budget leading to increased mill throughput. Average grades mined were lower than in 2003, but were more in line with long-term average grades.

3.2 Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow. In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera. This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities. The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry. These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)	2004	2003

Revenues from mining activities	$87,476	$36,282
Direct operating costs	(27,452)	(11,762)
Royalties	(1,781)	(895)
Cash cost of sales	(29,233)	(12,657)
EBITDA	$58,243	$23,625

Gold sales in ounces	75,507	41,116
Average realized price per ounce	$415	$371
Total gold revenues	$31,322	$15,254
Cash cost of sales	29,233	12,657
Net costs after gold credits	(2,089)	(2,597)
Copper sales in pounds	46,408,000	27,076,000
Cash cost per pound of copper	$(0.05)	$(0.10)

* The calculations above for 2003 correct and replace the figures previously reported by the Company in its MD&A for the year ended December 31, 2003. The Company had reported cash costs per pound (net of gold credits) of $0.02.

3.3 Agua Rica

The Company is developing an independent mine and processing facility at Agua Rica, with production planned for 2009. Prior to 2004, the Company spent almost $60 million in cash, including acquisition costs, at Agua Rica on a drill program consisting of 176 holes in excess of 65,000 metres, bulk sampling, pilot plant bulk metallurgical tests and environmental assessments, as well as community and social programs. The drill program and an initial feasibility study were completed in 1997 with its former joint venture partner, BHP.

The Company’s 2004 work program for $1,433,000 consisted of ongoing engineering development activities, environmental monitoring, and care and maintenance. In late 2004, the Company commissioned Hatch Engineering Ltd. to prepare further engineering suitable for financing. This study is expected to be completed at the end of 2005. Part of this study includes a re-estimation of the Agua Rica resources using the full 176 Hole database previously developed by BHP. The results of the re-estimation, completed on March 24, 2005, show a significantly expanded inferred resource which could be accessed after the planned mine life. The Company has also mandated a financial advisor to arrange project debt financing that will be used to develop the project. The Company projects that Agua Rica will go into production in 2009.

3.4 Corporate

During 2004, the Company evaluated its non-Argentinean assets and determined that a write-down of the Mantua project was appropriate. The Mantua Project is a 50%-owned copper deposit located in Cuba. The Company had an option agreement with Newport Exploration Ltd. relating to the project which agreement was terminated in October 2004. In addition, the Company had been in discussions with third parties regarding the disposition of the Mantua project since early 2004. As there is no assurance that an agreement will be completed to the satisfaction of the Company, the Company took a write-down of $22,209,000 on the Mantua Project in the fourth quarter of 2004.

In 2004, the Company recorded financing costs of $1,036,000 as a result of the amortization of the bank commitment fees and finance charges associated with the HVB $24.5 million term loan facility. The deferred finance charges total $2,170,000 and are being amortized on a straight-line basis over 22 months, which is management’s best estimate of the term of the loan.

The Company incurred foreign exchange losses of $1,621,000 in 2004 compared to $436,000 in 2003. The losses were the result of the drop in the U.S. dollar compared to the Canadian dollar ($1.2020 at December 31, 2004 compared to $1.2965 at December 31, 2003) applied to the Company’s future income taxes and royalty and net proceeds interest payable (see Note 2 under Contractual Obligations below), both of which are Canadian dollar denominated liabilities. Prior to December 31, 2003, the Company used the Canadian dollar as its reporting currency.

Office and administration costs increased from $812,000 in 2003 to $2,205,000 in 2004. As a result of the corporate restructuring and the Alumbrera and Agua Rica acquisitions in June 2003, there has been a significant increase in corporate activity, giving rise to an increase in such expenses as fees paid for the administration of Argentinean subsidiaries, travel costs to Argentina, investor relations, insurance and regulatory fees, including filing fees associated with the listing of the Company’s common shares on the American Stock Exchange in April 2004. There were also additional audit and accounting fees in connection with the Company adopting the U.S. dollar as its functional and reporting currency at December 31, 2003.

Stock-based compensation is calculated using an options-pricing model which takes into account the volatility of the Company’s share price at the time of the option grant. The expense decreased from $5,043,000 in 2003 to $1,607,000 in 2004 primarily because there were more options granted in 2003 when the Company’s share price was more volatile.

In 2004, interest expense of $1,129,000 was incurred mostly on the HVB term loan facility acquired in March 2004, and prior to that, on the deferred payment of $25 million payable to BHP Billiton for the acquisition of Alumbrera. In 2003, the interest expense was $513,000, mostly relating to the deferred payment to BHP Billiton.

4. Selected quarterly financial information

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2004 (in thousands of U.S. dollars, except per share amounts):

	Quarter ended				Year ended
2004	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Equity earnings of Alumbrera	10,057	5,355	7,972	9,275	32,659
Expenses	923	2,504	2,251	3,543	9,221
Write-down of mineral property interests	-	-	-	22,209	22,209
Earnings (loss)	9,134	2,851	5,721	(16,477)	1,229
Earnings (loss) per share – basic	0.09	0.03	0.05	(0.15)	0.01
Earnings (loss) per share - diluted	0.07	0.02	0.04	(0.15)	0.01

	Quarter ended				Year ended
2003	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Equity earnings of Alumbrera	-	288	2,793	7,481	10,562
Expenses	836	1,855	1,480	4,035	8,206
Earnings (loss)	(836)	(1,566)	1,312	3,446	2,356
Earnings (loss) per share - basic	(0.04)	(0.07)	0.02	0.03	0.04
Earnings (loss) per share - diluted	(0.04)	(0.07)	0.02	0.02	0.04

The Company incurred a net loss of $16,477,000 or $0.15 per share in the fourth quarter (“Q4”) of 2004 compared to net earnings of $3,446,000 or $0.03 per share in the same period in 2003. The write-down of the Mantua project led to the loss. Equity earnings in Alumbrera were $9,275,000 in Q4 of 2004 compared to $7,481,000 in Q4 of 2003. Although the sales of copper and gold in Alumbrera was significantly lower in Q4 of 2004 compared to the previous year (10,970,000 pounds of copper and 17,301 ounces of gold in Q4 of 2004 vs. 17,537,000 pounds of copper and 27,200 ounces of gold in Q4 of 2003), the realized price of copper and gold were significantly higher in 2004 to offset the sales decrease. The realized price of copper was $1.51 per pound in Q4 of 2004 ($0.91 in Q4 of 2003) and the realized price of gold was $451 per ounce in Q4 of 2004 ($379 in Q4 of 2003).

In terms of production, Alumbrera had a strong fourth quarter in 2004, with slightly more tonnes mined and milled compared to Q4 of 2003. However, grades were slightly lower than in Q4 of 2003. Due to the timing of sales shipments late in 2004, approximately 25% of the quarter’s production was not recognized in sales until 2005.

In Q4 of 2004, the Company recorded $723,000 in financing costs as a result of additional amortization of the HVB deferred finance charges as described above. The additional amortization was necessary as the HVB loan was being repaid ahead of its original mandatory principal repayment schedule as a result of the Company receiving substantial cash distributions from Alumbrera. In Q4 of 2004, office and administration costs increased by $422,000 over the same period in 2003 due to costs of additional staff hired in 2004 and legal and consulting fees relating to legal proceedings filed against the Company in Argentina by a former director of the Company.

5. Liquidity and Capital Resources

At December 31, 2004, the Company had working capital of $21,168,000 (December 31, 2003 - $10,756,000) and cash and cash equivalents, including temporary investments of $45,689,000 (December 31, 2003 - $11,387,000). During the year ended December 31, 2004, the increase in the cash balances was provided mostly by cash distributions of $42,144,000 from the Company’s 12.5% -owned Alumbrera mine and by exercises of share purchase warrants and stock options.

During the year ended December 31, 2004, the Company did not participate in any offerings involving the issue of shares.

5.1 Share capital

In 2004, 4,525,244 share purchase warrants and 1,097,500 stock options were exercised at weighted average prices of Cdn.$1.46 and Cdn.$1.61 respectively, giving gross proceeds of $6,388,000, and 350,000 stock options were exercised as share appreciation rights. Subsequent to December 31, 2004, a further 1,812,500 share purchase warrants and 50,000 stock options were exercised for gross proceeds of approximately $2,017,000, and a further 200,000 stock options were exercised as share appreciation rights.

In February 2005, the Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn.$3.65 per unit for gross proceeds of Cdn.$125,012,500 (U.S.$101,636,000). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional common share at a price of Cdn.$6.00 and will expire on February 17, 2010. These warrants trade on the Toronto Stock Exchange.

At March 29, 2005, the Company had 148,476,482 common shares outstanding and the following share purchase warrants outstanding:

Number of Warrants		Exercise Price (Cdn.$)	Expiry Date
39,466,411	(1)	2.00	May 29, 3008
1,000,000		4.74	March 1, 2007
17,125,000	(2)	6.00	February 17, 2010
57,591,411
(1)	These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT
(2)	These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

At March 29, 2005, the Company also had 9,392,500 stock options outstanding. These options are exercisable at prices ranging from Cdn.$1.30 to Cdn.$3.17 per share and expire mostly between 2010 and 2011.

5.2 Outlook

Since the acquisition of a 12.5% interest in the Alumbrera Mine in Argentina in June 2003, the Company has benefited from significant cash flows from operations at Alumbrera.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight years, which, along with the recently completed short-form prospectus offering of Cdn.$125,012,500, will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production. However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects. If so, over the long-term, the Company may still need to obtain additional funding for, or third party participation in Agua Rica in order to bring it into production. If required, the Company may obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica. Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

5.3 Earnings sensitivity

The Company’s earnings and cash flows are directly affected by market prices of copper and gold, and to a lesser extent, fluctuations in the U.S. dollar – Argentinean peso exchange rate (see Risk Factors). The sensitivity of the Company’s earnings to copper and gold prices is summarized below:

Earnings sensitivity
(based on 2004 production and December 31, 2004 metal prices)
		Impact on	Impact on
		After-tax	Basic Earnings
	Change	Earnings	Per Share
Price of copper (per pound)	$0.10	$3,249,000	$0.03 per share

Price of gold (per ounce)	$10.00	$1,051,000	$0.01 per share
Note:	This analysis does not take into account projected production from the Company’s Agua Rica project which is not expected to be in production until 2009. In the above table, each sensitivity assumes that other factors are held constant. An Argentinean tax rate of 30% is used. Per share numbers are based on 109,214,331 weighted average number of common shares outstanding in 2004.

5.4 Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2004 (in thousands of U.S. dollars):

	Less than			More than
	Total	1 year	1-5 years	5 years
Long-term debt (1)	26,440	23,400	3,040	-
Asset retirement obligations	247	-	-	247
Royalty and net proceeds interest (2)	12,436	-	-	12,436
	39,123	23,400	3,040	12,683

(1)	In March 2004, the Company entered into a $24,500,000 term loan facility with the Bayerische Hypo-und Vereinsbank (“HVB”). The proceeds from the term loan were used to pay the balance of the deferred portion of the purchase price payable to Rio Algom of $25,000,000. The HVB term loan facility has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum. In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB. The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company. Principal repayments remaining on the loan facility are due as follows:

Principal
Date	Repayment
February 28, 2005	$9,000,000
June 30, 2005	$2,500,000
December 31, 2005	$3,000,000
June 30, 2006	$3,000,000
December 31, 2006	$40,000
$17,540,000

The Company may make prepayments in multiples of $1,000,000. Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter. The loan is secured by the security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera.

(2)	The Company has an agreement with Miramar Mining Corporation (“Miramar”) which entitles Miramar to receive, to a maximum of Cdn.$15,000,000 (“Proceeds Interest”), the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s 28% share of the Agua Rica and 50% share of Mantua projects as held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of those same interests in the Agua Rica or Mantua projects until the Proceeds Interest is paid. The Proceeds Interest balance payable at December 31, 2004, is $12,436,000 (Cdn.$14,948,000) and is deducted from mineral property interests. At December 31, 2003, the balance was $11,529,000 (Cdn.$14,948,000).

6. Related Party Transactions

The Company’s Canadian executive officers and employees were engaged under contract with those officers’ personal services companies in 2003 and 2004. The Company paid $1,368,000 for management fees and expenses to private companies controlled by officers and directors of the Company in 2004, compared to $923,000 in 2003. The Company also paid $151,000 in administrative fees to a private company with a director and officer in common with the Company in 2004 compared to $147,000 in 2003.

All related party transactions were recorded at the amounts agreed upon between the parties. Any balances payable are payable on demand without interest.

7. Risk Factors

7.1 Risks associated with the mining industry

The Company is engaged in the exploration, development and operation of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

The Company is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of the Company.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The Company does not maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

Although the title to the properties owned and proposed to be acquired by the Company was reviewed by or on behalf of the Company, no formal title opinions were delivered to the Company and, consequently, no assurances can be given that there are no title defects affecting such properties.

7.2 Risks associated with financial markets

As the Company currently uses the U.S. dollar as its functional and reporting currency, fluctuations in exchange rates between the U.S. dollar and other currencies may affect the results of operations and financial position of the Company.

Operations at the Alumbrera Mine are predominately conducted in US dollars as the prices of copper and other metals are referenced in U.S. dollars. However, local costs and expenses are primarily paid in Argentinean pesos. The currency in Argentina had previously been fixed to the US dollar but was devalued in 2002. Deterioration of the US dollar against the Argentinean peso will have an adverse effect on the earnings of Alumbrera.

The Company has historically raised equity financings in Canadian dollars, and holds a significant amount of its cash resources in Canadian dollars. At December 31, 2004, approximately 44% of the Company’s cash and cash equivalent balance was held in Canadian dollars. Fluctuations in the exchange rate between the Canadian and U.S. dollar may have a favourable or unfavourable impact on the Company’s results of operations and financial condition.

7.3 Risks associated with metals prices

Metals prices have a direct impact on Alumbrera’s earnings and the commercial viability of the Company’s other mineral properties and are subject to volatile price fluctuations. Price volatility result from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies, interest rates, and inflation. The Company’s earnings are particularly sensitive to copper price fluctuations, and to a lesser extent, gold prices. While prices for copper and gold have increased significantly since the start of 2003, there is no assurance that this trend will continue or that current prices will sustain.

7.4 Risks associated with foreign operations

The Company’s investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. The Company undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

8. Critical Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company’s significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2004.

8.1 Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar as a result of the Company’s acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar. Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt. The Company also adopted the U.S. dollar as its reporting currency. Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year.

The comparative numbers for the year ended December 31, 2002, including supplementary information, were translated using the current method of translation. Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the year ended December 31, 2002 and assets and liabilities were translated at the 2002 year-end rate. All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

8.2 Mineral property interests

Mineral properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned.

Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amount as appropriate. If impairment is determined to exist, the mineral property will be written down to its net realizable value. In 2004, the Company decided to write-down its non-Argentinean assets, and as a result, its Mantua property in Cuba was written down to $1.

The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property interests carrying values.

8.3 Equity investments and accounting for Alumbrera

The Company’s 12.5% investment in Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

8.4 Stock-based compensation

Effective January 1, 2002, the Company used the fair value method for accounting for all stock-based payments to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using an option-pricing model. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

8.5 Asset retirement obligations

Effective January 1, 2003, the Company adopted the accounting standard to record provisions for reclamation and closure associated with the retirement of mining property, plant and equipment. The fair value of liabilities is recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is re-evaluated at each reporting period. The Company has recorded the fair value of its estimated reclamation and closure liabilities at its Agua Rica and Mantua projects.

This Management’s Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.